November 8, 2019

Jacqueline Kaufman

Staff Attorney

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Warner Music Group Corp.
Draft Registration Statement on Form S-1
Submitted October 1, 2019
CIK No. 0001319161

Dear Ms. Kaufman:

This letter sets forth the responses of Warner Music Group Corp. (the “Registrant”) to the comments contained in your letter, dated October 30, 2019, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on October 1, 2019 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted October 1, 2019

Dividend Policy, page 47

1.

Please revise your disclosures to clarify whether you intend to continue paying a variable dividend in the fourth quarter of each fiscal year as discussed on page F-87. Also, please revise your disclosure to disclose the dividends per share paid to date to put your disclosure in context. Refer to Item 201(c) of Regulation S-K.

The Registrant confirms that the dividend policy to be adopted in connection with the initial public offering of shares of the Registrant’s Class A common stock contemplates fixed, regular quarterly dividends for each quarter in the Registrant’s fiscal year and will replace the dividend policy previously adopted in the first fiscal quarter of 2019 and discussed in the Registrant’s historical financial statements. The Registrant has revised its disclosure regarding its dividend policy to include the aggregate amount of dividends paid in its last three fiscal years. The Registrant will update the disclosure to reflect dividends paid per share to date in a future amendment to the Registration Statement after the effectiveness of the Registrant’s anticipated stock split prior to any initial public offering of shares of the Registrant’s Class A common stock. Please see page 47 of Amendment No. 1 in response to the Staff’s comment.

2.	Please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend.

The Registrant has provided the Staff with supplemental information demonstrating its reasonable basis for concluding that it expects to have earnings and cash flows sufficient to cover the projected dividend. In accordance with Rule 418 of the Securities Act of 1933, as amended, the Registrant requests that such supplemental information be returned promptly following the completion of the Staff’s review thereof.

3.

We note your disclosure regarding your dividend policy and contractual restrictions with respect to the payment of dividends. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e) of Regulation S-X.

The Registrant has revised its disclosure regarding its dividend policy and contractual restrictions with respect to the payment of dividends in accordance with the Staff’s comment. Please see page 47 of Amendment No. 1 in response to the Staff’s comment.

J. Kaufman	2	November 8, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.

Please revise your discussion to describe material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K and the Commission’s Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

The Registrant has revised its discussion of material commitments for capital expenditures accordingly. Please see page 87 of Amendment No. 1 in response to the Staff’s comment.

Critical Accounting Policies

Revenue and Cost Recognition, page 98

5.

Please provide disclosure about your critical accounting estimates and assumptions under ASC 606. Additionally, please disclose the impact of such estimates and assumptions on your financial condition and operating performance. Refer to SEC Release No. 33-8350.

The Registrant has revised its disclosure relating to its critical accounting estimates and assumptions and the impact of such estimates and assumptions on its financial condition and operating performance accordingly. Please see pages 98 to 100 and pages 103 to 104 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Relationship with Access Following this Offering

Shareholder Agreement, page 151

6.

We note that your Shareholder Agreement with Access will govern your relationship with Access following the offering, including matters related to corporate governance, board nomination rights and information rights. Please revise your disclosure to discuss the material terms of the Shareholders Agreement, and include any material risk factors as applicable.

The Registrant has revised its disclosure relating to the Shareholder Agreement with Access and related risk factors accordingly. Please see pages 33 to 34 and pages 153 to 155 of Amendment No. 1 in response to the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7.	Please present basic and diluted earnings per share for each period presented pursuant to ASC 260-10-45. Also, provide the disclosures required by ASC 260-10-50.

The Registrant has included placeholders for earnings per share in the sections entitled “Summary Historical Consolidated Financial Information” and “Selected Historical Consolidated Financial Information.” The Registrant commits to the Staff that the Registrant will provide the requested disclosure of basic and diluted earnings per share for each period presented pursuant to ASC 260-10-45 and the disclosures required by ASC 260-10-50 in its financial statements in a public filing of the Registration Statement following the Registrant’s anticipated stock split prior to any initial public offering of shares of the Registrant’s Class A common stock.

Consolidated Statements of (Deficit) Equity, page F-7

8.

Please disclose your dividends per share for each period presented here and in the selected financial data section. Refer to Rule 3-04 of Regulation S-X and Instruction 2 to Item 301 of Regulation S-K.

The Registrant has included placeholders for dividends per share in the section entitled “Selected Historical Financial Information.” The Registrant commits to the Staff that the Registrant will provide the requested disclosure of dividends per share for each period presented in the selected financial data section and in its financial statements in a public filing of the Registration Statement following the Registrant’s anticipated stock split prior to any initial public offering of shares of the Registrant’s Class A common stock.

* * * * *

J. Kaufman	3	November 8, 2019

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Jacqueline Kaufman

Mara Ransom

Suying Li

Rufus Decker

        U.S. Securities and Exchange Commission

Paul Robinson

Trent Tappe

        Warner Music Group Corp.

Enclosures